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FALCONBRIDGE LIMITED

QUARTERLY FINANCIAL STATEMENTS

MARCH 31, 2004

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31,
	2004	2003
		(Restated — note 2a)
	(unaudited — in thousands of United States dollars)
Revenues	$734,481	$472,113

Operating expenses
Costs of sales
Costs of metal and other product sales	404,427	331,840
Depreciation of plant and equipment	41,080	41,354
Amortization of development and preproduction expenditures	15,416	16,156

	460,923	389,350
Selling, general and administrative (note 6)	24,384	21,248
Exploration	3,376	2,226
Research and process development	1,851	1,870
Other income (note 2b)	(23,826)	(3,675)

	466,708	411,019

Operating income	267,773	61,094

Interest (note 2b)	10,358	12,065

Earnings before taxes and non-controlling interest	257,415	49,029
Income and mining taxes	69,063	10,315
Non-controlling interest in earnings of subsidiaries	4,044	254

Earnings for the period	$184,308	$38,460
Dividends on preferred shares	1,965	2,043

Earnings attributable to common shares	$182,343	$36,417

Basic earnings per common share	$1.02	$0.21
Diluted earnings per common share	$1.01	$0.21

FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

	Three months ended March 31,
	2004	2003
		(Restated — note 2a)
	(unaudited — in thousands of United States dollars)
Principal operations –
Integrated Nickel Operations (INO)	$130,428	$43,830
Falconbridge Dominicana, C. por A.	55,416	3,987

Nickel Operations	185,844	47,817

Kidd Creek Operations	3,018	(13,547)
Collahuasi	45,239	27,503
Lomas Bayas	23,500	5,870

Copper Operations	71,757	19,826
Corporate costs (note 2b)	(10,172)	6,549

Operating income	267,773	61,094
Interest (note 2b)	10,358	12,065
Income and mining taxes	69,063	10,315
Non-controlling interest in earnings of subsidiaries	4,044	254

Earnings for the period	184,308	38,460
Dividends on preferred shares	1,965	2,043

Earnings attributable to common shares	$182,343	$36,417

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2004	December 31, 2003
		(Restated — note 2a)
	(unaudited — in thousands of United States dollars)
ASSETS
Current
Cash and cash equivalents	$415,519	$298,091
Accounts and metals settlements receivable	296,412	257,835
Inventories	477,542	441,733

Total current assets	1,189,473	997,659

Property, plant and equipment (note 2a, 4, 5)	2,165,236	2,148,964
Development and preproduction expenditures, net (note 2a, 4, 5)	832,049	821,036
Deferred expenses and other assets (note 2b)	295,103	203,984

Total assets	$4,481,861	$4,171,643

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$284,669	$255,085
Income and other taxes payable	37,526	23,158
Long-term debt due within one year	76,598	70,637

Total current liabilities	398,793	348,880

Long-term debt	1,341,258	1,356,589
Future income and mining taxes	242,968	204,948
Employee future benefits	141,612	150,399
Other long-term liabilities (note 2a, 2b)	209,108	146,488
Non-controlling interest	29,968	25,923

Total liabilities	2,363,707	2,233,227

Shareholders' equity (note 2a, 7)	2,118,154	1,938,416

Total liabilities and shareholders' equity	$4,481,861	$4,171,643

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Period ended March 31, 2004		Period ended March 31, 2003
	Number	Amount	Number	Amount
				(Restated — note 2a)
	(unaudited — in thousands of United States dollars)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	178,792,492	$1,449,980	177,603,432	$1,430,383
Issued pursuant to employee stock options	700,498	11,243	7,800	81

Balance, end of period	179,492,990	1,461,223	177,611,232	1,430,464

Preferred shares Series 1
Balance, beginning and end of period	89,835	587	89,835	587

Preferred shares Series 2
Balance, beginning of period	7,910,165	129,209	7,910,165	129,209
Conversion of units	(3,122,882)	(78,072)	—	—

Balance, end of period	4,787,283	51,137	7,910,165	129,209

Preferred shares Series 3
Balance, beginning of period	—	—	—	—
Issue of units (note 7)	3,122,882	78,072	—	—

Balance, end of period	3,122,882	78,072	—	—

Contributed surplus		2,196		2,265

Surplus (Deficit)
Balance, beginning of year		128,316		(5,742)
Adjustment for change in accounting standard
Asset retirement obligations (note 2a)		10,517		13,707
Earnings for the period		184,308		38,460
Dividends
— Common shares		(13,514)		(11,942)
— Preferred shares		(1,965)		(2,043)

Balance, end of period		307,662		32,440

Cumulative translation adjustment		217,277		76,363

Total shareholders' equity		$2,118,154		$1,671,328

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2004	2003
		(Restated — note 2a)
	(unaudited — in thousands of United States dollars)
Operating activities
Earnings (loss) for the period	$184,308	$38,460
Add (deduct) items not affecting cash
Depreciation and amortization	56,590	56,456
Future income and mining taxes	39,521	6,024
Non-controlling interest in loss of subsidiaries	4,044	327
Other	(15,457)	7,582
Contributions to pension fund in excess of expense	(6,660)	(2,386)

Cash provided by operating activities before working capital changes	262,346	106,463
Net change in receivables, inventories and payables	(30,964)	(51,654)

Cash provided by operating activities	231,382	54,809

Investing activities
Capital expenditures and deferred project costs	(100,715)	(65,101)
Change in other assets	(2,002)	(2,326)

Cash used in investing activities	(102,717)	(67,427)

Financing activities
Long-term debt, including current portion:
Issued	—	30,490
Repaid	(7,500)	—
Dividends paid	(14,980)	(13,986)
Repurchase of common shares	—	—
Issue of common shares	11,243	82

Cash provided by (used in) financing activities	(11,237)	16,586

Cash provided (used) during the period	117,428	3,968
Cash and cash equivalents, beginning of period	298,091	164,563

Cash and cash equivalents, end of period	$415,519	$168,531

Supplementary Information:
Cash paid for interest	$8,726	$7,025
Cash paid (refunded) for income and mining taxes	17,718	2,599

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended March 31,
	2004	2003
	(unaudited)
Mine production (tonnes)
Sudbury
Nickel	4,404	6,221
Copper	3,803	7,264
Raglan
Nickel	6,668	6,740
Copper	1,733	1,797
Falcondo
Ferronickel	7,999	6,887
Kidd Mining Division
Copper	9,296	10,718
Zinc	20,792	21,172
Silver (000's ounces)	1,194	739
Collahuasi
Copper	35,369	44,211
Lomas Bayas
Copper	15,728	14,572
Total mine output
Nickel	19,071	19,848
Copper	65,929	78,562
Metal production (tonnes)
Sudbury — Smelter output
Nickel	11,404	14,851
Copper	4,234	5,187
Nikkelverk — Refinery output
Nickel	18,859	20,563
Copper	9,746	8,535
Falcondo
Ferronickel	7,999	6,887
Kidd Metallurgical Division
Zinc plant output — zinc	28,458	37,935
Copper Cathode — refinery output	33,722	36,959
Blister Copper	33,597	36,768
Collahuasi
Copper	6,152	6,862
Lomas Bayas
Copper	15,728	14,572
Total refined output
Nickel	26,858	27,450
Copper	65,348	66,928

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended March 31,
	2004	2003
	(unaudited)
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	18,118	20,325
Nickel purchased for resale	—	—

Total	18,118	20,325

Copper	13,197	14,470
Precious metal revenues ($000's)	21,727	19,964
Ferronickel	6,777	6,536
Kidd Creek Division
Zinc (including metal in concentrate)	26,525	35,517
Copper (including metal in concentrate)	28,969	28,773
Silver (000's ounces)	1,004	1,204
Collahuasi
Copper (including metal in concentrate)	28,879	44,429
Lomas Bayas
Copper	15,935	14,578
Total Sales
Nickel	24,895	26,861
Copper	86,980	102,250
Average prices realized (U.S.$ per pound, except silver)
Nickel	$6.88	$3.83
Ferronickel	6.80	3.65
Copper	1.21	0.78
Zinc	0.52	0.39
Silver (U.S.$ per ounce)	6.42	4.69

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004
[Amounts reported in US dollars unless otherwise stated]

1.     ACCOUNTING POLICIES

        The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. This unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2003 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

        Effective January 1, 2004 the Corporation adopted three new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants (CICA); Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), and Impairment of Long-lived Assets (CICA 3063).

a)    Asset retirement obligations

        Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under this new standard, a capital asset and corresponding long-term obligation, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, is recorded. Assets with indeterminate lives are exempt from the provisions of the standard. As such, an obligation was not recorded for the retirement of metallurgical assets as these operations are deemed to have indeterminate lives. The key assumptions on which the fair value of the asset retirement obligations is based, includes the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The corporation uses discount rates ranging from 5 to 6.5%. Cash outflows totaling $450 million is expected to be incurred over a period ranging from 1 to 62 years. The capital asset is being depreciated and charged to earnings. Interest on the obligation is being accreted with a corresponding charge to earnings. This standard has been applied retroactively with restatement of prior years.

        As of January 1, 2003 the cumulative impact of the adoption of the standard was to increase retained earnings by $13.7 million, increase property, plant and equipment by $69.1 million, increase accumulated depreciation by $14.0 million, increase the provision for asset retirement by $36.6 million, and increase future income taxes by $5.1 million. The adoption of the new standard resulted in a decrease of $0.7 and $3.2 million to previously reported earnings for the first quarter of and year ended December 31, 2003, respectively.

b)    Hedging relationships

        As of January 1, 2004 the corporation adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. Under the provisions of the standard, the Corporation's interest rate hedge contracts and certain energy price hedge contracts were not eligible for hedge accounting. As a result, upon the implementation of this standard, on January 1, 2004 Falconbridge recorded a deferred mark-to-market gain of $27.4 million on its interest rate hedges while recording a long-term receivable and long-term payable of $67.6 million and $40.2 million, for those contracts in a gain and loss position, respectively. $1.3 million of this deferred gain was amortized into income during the quarter ended March 31, 2004. In addition, Falconbridge recorded a mark-to-market gain of $13.4 million for the quarter ended March 31, 2004. Since the interest rate hedge contracts are not eligible for hedge accounting, the net interest received/paid on these positions is no longer shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other income. For the quarter ended March 31, 2004, $5.6 million of net interest income was included with other income.

        Under the provisions of the new standard, the Corporation contined to be eligible for hedge accounting for its forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for its forward contracts and option contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities. These contracts continue to be marked to market.

c)     Impairment of long-lived assets

        CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003 and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived assets carrying value exceeds its fair value. Falconbridge did nor recognize an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

3.     FOREIGN EXCHANGE GAINS AND LOSSES

        Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Prior to July 1, 2003, at which point Falconbridge changed its functional and reporting currency to the US dollar, the Corporation used foreign currency exchange contracts to hedge its U.S. dollar sales revenue (item 2 below). Subsequent to June 30, 2003, Falconbridge began using foreign currency exchange contracts to hedge its Canadian dollar operating costs (item 1 below). Falconbridge also uses foreign currency exchange contracts relating to other foreign currency expenditures and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (item 3 below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

        Included in earnings for the three months ended March 31, 2004 and 2003 are exchange gains and (losses) as summarized below.

		Three months ended Mar. 31,
Source of exchange gains and (losses)	Income statement grouping
		2004	2003
1) Hedge of Canadian operating costs	Costs of sales	$19	$—

2) Hedge of US$ sales revenues	Sales revenues	$—	$4

3) Other exchange gains and (losses)	Other income	$5	$(1)

4.     SEGMENTED INFORMATION

	Nickel				Copper
	INO		Falcondo		Kidd Creek		Collahuasi		Lomas Bayas		Corporate and other		Total
	(millions)
Quarter ended March 31, 2004
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$379		$102		$133		$77		$44		—		$734
Operating income (loss)	130		55		3		45		24		10		268
Depreciation, depletion and amortization	28		2		13		9		4		0		56
Property, plant & equipment	972		104		758		1,014		139		10		2,997
Capital expenditures & deferred projects costs	31		3		31		30		6		—		101
Quarter ended March 31, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$231		$53		$97		$66		$25		—		$472
Operating income (loss)	44		4		(14)		28		6		(7)		61
Depreciation, depletion and amortization	25		2		14		13		4		0		58
Property, plant & equipment	940		100		653		904		134		3		2,734
Capital expenditures & deferred projects costs	13		2		19		31		1		—		65
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

5.     CAPITALIZED INTEREST

        During the quarter ended March 31, 2004, Falconbridge capitalized interest costs of $5.8 million (2003 — $2.4 million).

6.     STOCK OPTIONS

        During the quarter Falconbridge issued 380,500 stock options with a value of $3.2 million. Stock option expense of $0.6 million for the period is included in general and administrative expense.

7.     PREFERRED SHARES — SERIES 3

        On March 1, 2004 holders of the Preferred Shares Series 2 converted 3,122,882 units, or 39.5% of such shares, to Cumulative Preferred Shares Series 3. The Corporation did not choose to redeem any of the Preferred Shares Series 2 for cash; as provided under the terms of the share issue.

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FALCONBRIDGE LIMITED QUARTERLY FINANCIAL STATEMENTS MARCH 31, 2004
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF EARNINGS
FALCONBRIDGE LIMITED EARNINGS CONTRIBUTIONS
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FALCONBRIDGE LIMITED PRODUCTION DURING THE PERIOD
FALCONBRIDGE LIMITED SALES OF PRODUCTS AND AVERAGE REALIZED PRICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS